Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2017

As of August 11, 2017

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis, page 1

FORTUNA SILVER MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2017

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company

●	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,
●	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
●	is developing the Lindero Gold Project (“Lindero”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of August 11, 2017, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 (“2016 Annual Financial Statements”), its unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2017 (“Q2 2017 Financial Statements”) and the related notes contained therein. All amounts in this MD&A are expressed in United States Dollars (“US$”), unless indicated otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), including IAS 34, Interim financial reporting. The Company’s significant accounting policies are set out in Note 4 of the 2016 Annual Financial Statements.

In this MD&A, we refer to various non-GAAP financial measures. These measures are used by us to manage and evaluate the operating performance of our mines and the ability to generate cash, and are widely reported in the silver mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available at SEDAR at www.sedar.com

This document contains Forward-Looking Statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management’s Discussion and Analysis, page 2

Second Quarter 2017 Highlights

●	Financial Results

Net income for the three months ended June 30, 2017 (“Q2 2017”) was $8.9 million or basic earnings per share of $0.06, representing a $10.3 million, or $0.07 per share increase from a $1.4 million net loss or a basic loss per share of $0.01 for the comparable period in 2016 (“Q2 2016”). The higher net income was attributable to higher mine operating income at the San Jose Mine, higher metal prices and lower share-based payment expense.

Net cashflow from operating activities for the current quarter was $12.0 million, a $13.4 million increase from Q2 2016 due largely to increases in mine operating income and the timing of settlement of non-cash working capital items.

●	Strong liquidity and work capital

Cash, cash equivalent and short-term investments were $188.0 million and working capital of $186.8 million at June 30, 2017, a $64.4 million and a $78.0 million increase over December 31, 2016. The principal amount of total debt outstanding remained steady at $40.0 million at June 30, 2017 and December 31, 2016.

●	Lower Q2 All-in-Sustaining Cash Cost

Total all-in sustaining cash cost (Refer to Non-GAAP Financial Measures) in Q2 2017 decreased 16% to $8.22 per ounce of silver and slightly lower than guidance due primarily to higher by-product credits.

●	Increased Silver Production

Total silver production in Q2 2017 was 2,116,863 ounces, or a 36% increase over the 1,553,217 ounces produced in Q2 2016. Silver production at the San Jose Mine increased 53% while silver production at the Caylloma Mine decreased 28% over Q2 2016.

Management’s Discussion and Analysis, page 3

  Financial highlights

Consolidated Metrics	Q2 2017	Q2 2016	% Change	YTD 2017	YTD 2016	% Change

(Expressed in $ millions except per share information and all-in sustaining cash cost)
Sales	$63.9	$44.5	44%	$128.7	$87.2	48%
Mine operating income	22.2	15.9	40%	49.4	31.5	57%
Operating income	14.2	3.6	294%	33.8	9.8	245%
Net income (loss)	8.9	(1.4)	736%	21.9	1.2	1725%

Earnings (loss) per share (basic)	0.06	(0.01)	700%	0.14	0.01	1300%
Earnings (loss) per share (diluted)	0.06	(0.01)	700%	0.14	0.01	1300%

Adjusted net income (loss)*	9.2	(1.5)	713%	23.3	1.1	2018%
Adjusted EBITDA*	26.4	10.6	149%	56.4	23.0	145%
Cash provided by (used in) operating activities	12.0	(1.4)	957%	20.9	(2.2)	1050%
Cash generated by operating activities before changes in working capital	16.7	7.4	126%	35.2	13.1	169%

Capex (sustaining)	7.4	4.8	54%	12.4	9.0	38%

Capex (non-sustaining)	3.2	6.0	-47%	5.1	17.4	-71%

Capex (Brownfields)	2.9	1.7	71%	5.6	3.5	60%

All-in sustaining cash cost	8.2	9.8	-16%	7.2	9.8	-27%
Cash, cash equivalents, and short-term investments**	188.0	123.6	52%	188.0	123.6	52%

Total assets**	637.8	387.7	65%	637.8	387.7	65%
Non-current bank loan**	39.8	39.6	1%	39.8	39.6	1%
Other liabilities**	0.9	4.8	-81%	0.9	4.8	-81%

* refer to Non-GAAP Financial Measures
** Comparative figures are as at December 31, 2016

Net income for the second quarter ended June 30, 2017 was $8.9 million or $0.06 per share compared to a net loss of $1.4 million or $0.01 loss per share for the second quarter ended June 30, 2016. The higher net income was driven mostly by higher silver and gold production of 36% and 55% respectively, related to the expansion at the San Jose Mine. Higher net income was also due to a higher share-based payment charge in Q2 2016 of $7.3 million related to mark-to-market effects on the outstanding restricted and deferred share based units compared to $0.7 million for the second quarter of 2017. Net income was negatively affected in Q2 2017 by higher a foreign exchange loss of $1.1 million and a $1.0 million write-down of plant and spare parts at Cuzcatlan.

Management’s Discussion and Analysis, page 4

Adjusted EBITDA (refer to Non-GAAP Financial Measures) in the second quarter of 2017 increased $15.8 million over the prior year to $26.4 million as a result of higher sales at the San Jose Mine. Cash provided by operating activities in the second quarter of 2017 was $12.0 million compared to cash consumed of $1.4 million in the second quarter of 2016. Cash provided by operating activities before changes in working capital (refer to Non-GAAP Financial Measures) for the second quarter of 2017 was $16.7 million compared to $7.4 million for the comparable quarter in 2016. Improved results were due to the expansion of the production capacity at the San Jose Mine.

At June 30, 2017, the Company had cash, cash equivalents, and short-term investments of $188.0 million (December 31, 2016 – $123.6 million), which increased during the period due mainly to a bought deal equity financing in the first quarter of 2017 for net proceeds of $70.9 million.

Management’s Discussion and Analysis, page 5

  Operating Performance

Consolidated Metrics	Q2 2017	Q2 2016	% Change	YTD 2017	YTD 2016	% Change

Key Indicators
Silver
Metal produced (oz)	2,116,863	1,553,217	36%	4,150,054	3,170,613	31%
Metal sold (oz)	2,103,663	1,529,645	38%	4,118,933	3,179,874	30%
Realized price ($/oz)	17.3	16.8	3%	17.4	15.8	10%
Gold
Metal produced (oz)	14,547	9,365	55%	27,746	18,629	49%
Metal sold (oz)	14,288	9,174	56%	27,328	18,415	48%
Realized price ($/oz)	1,257	1,263	0%	1,239	1,237	0%
Lead
Metal produced (000’s lbs)	7,170	8,825	-19%	14,381	17,932	-20%
Metal sold (000’s lbs)	7,127	8,752	-19%	14,163	18,372	-23%
Zinc
Metal produced (000’s lbs)	10,613	11,202	-5%	21,430	21,591	-1%
Metal sold (000’s lbs)	10,943	11,376	-4%	21,645	21,903	-1%
All-in sustaining cash cost (US$/oz Ag)*	8.22	9.81	-16%	7.17	9.59	-25%
*refer to Non-GAAP Financial Measures

Silver and gold production for the three months ended June 30, 2017 were 2,116,863 ounces and 14,547 ounces respectively, a 36% and 55% increase, respectively, over the comparable quarter in 2016. The increase was due to a 45% increase in throughput due to the plant expansion at the San Jose Mine that was completed at the end of the second quarter of 2016 and higher silver and gold grades of 5% and 7%, respectively. Lead and zinc production decreased 19% and 5%, respectively, as a result of lower lead and zinc grades from the Caylloma Mine. Silver and gold production is on track to meet our guidance for 2017.

Silver and gold metal sales for the three months ended June 30, 2017 increased 38% and 56% respectively, over the comparable quarter in 2016, while realized metal prices increased 3% for silver.

Total all-in sustaining cash cost (“AISC”) per payable ounce of silver, net of by-product credits, was $8.22 per ounce for the three months ended June 30, 2017, a 16% decrease from Q2 2016 and $7.17 per ounce for the six months ended June 30, 2017, a 25% decrease from Q2 2016, and 27% lower than our 2017 guidance of $9.80. The decrease in AISC was due primarily to higher by-product credits.

Management’s Discussion and Analysis, page 6

2017 Guidance and Outlook

2017 Production Guidance

Mine	Silver	Gold	Lead	Zinc	Cash Cost	AISCC **
	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)	($/ oz Ag)
San Jose, Mexico	7.1	51.9	NA	NA	56.7	8.4
Caylloma, Peru	1.0	0.5	30.0	41.0	75.5	10.8
Total	8.1	52.4	30.0	41.0	--	--

** Non-GAAP Financial Measures

-     2017 silver equivalent production guidance of 11.2 million ounces

-     Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 60 to 1

2017 All-In-Sustaining Cash Cost Per Silver Ounce Guidance

	San Jose	Caylloma	Consoidated
Cash cost, net of by-product credits	$2.4	$(8.9)	$1.1
Adjustments:
Commercial and government royalties and mining tax	1.2	0.9	1.1
Worker’s participation	0.8	0.2	0.7
Selling, general and administrative expenses (operations)	0.7	3.4	1.0
	5.1	(4.4)	3.9
Selling, general and administrative expenses (corporate)	-	-	1.1
Sustaining capital expenditures	2.3	11.0	3.4
Brownfield exploration expenditures	1.0	4.2	1.4
All-in-sustaining cash cost per payable ounce of silver	$8.4	$10.8	$9.8

2017 Outlook

For 2017, the San Jose Mine plans to process 1,050,000 tonnes of ore averaging 230 g/t Ag and 1.67 g/t Au and the Caylloma Mine plans to process 535,000 tonnes of ore averaging 71 g/t Ag, 2.73% Pb and 3.86% Zn.

Capital expenditures for 2017 are expected to be $37.3 million for mine development, equipment, infrastructure and brownfield exploration (collectively, “Capex”) and $5.0 million for Lindero pre-construction expenditures. For the three and six months ended June 30, 2017, the Company spent $10.6 million, $18.5 million respectively on Capex and $2.8 million and $4.7 million respectively for Lindero pre-construction expenditures.

The Company is currently working on the Lindero mine plan optimization and advancing the project to a construction decision by the third quarter of 2017.

Management’s Discussion and Analysis, page 7

Second Quarter and Year to Date 2017 Financial Results

	SALES AND REALIZED PRICES
	Three months ended June 30,
	2017			2016
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	20.1	46.0	66.1	15.1	28.0	43.1
Adjustments ($ million) *	(0.2)	(1.9)	(2.1)	0.7	0.7	1.4
Sales ($ million)	19.9	44.1	63.9	15.8	28.7	44.5
Silver
Provisional Sales (oz)	229,436	1,874,226	2,103,663	313,010	1,216,636	1,529,645
Realized Price ($/oz)**	17.24	17.30	17.30	16.73	16.84	16.81
Net Realized Price ($/oz)***	15.41	16.15	16.07	14.40	15.28	15.10
Gold
Provisional Sales (oz)	66	14,222	14,288	–	9,174	9,174
Realized Price ($/oz)**	1,259	1,257	1,257	–	1,263	1,263
Net Realized Price ($/oz)***	275	1,105	1,101	–	1,024	1,024
Lead
Provisional Sales (000’s lb)	7,127	–	7,127	8,752	–	8,752
Realized Price ($/lb)**	0.98	–	0.98	0.78	–	0.78
Net Realized Price ($/lb)***	0.89	–	0.89	0.57	–	0.57
Zinc
Provisional Sales (000’s lb)	10,943	–	10,943	11,376	–	11,376
Realized Price ($/lb)**	1.18	–	1.18	0.87	–	0.87
Net Realized Price ($/lb)***	0.93	–	0.93	0.49	–	0.49

* Adjustments consists of mark to market, final price adjustments, and final assay adjustments

**	Based on provisional sales before final price adjustments
***	Net after payable metal deductions, treatment, and refining charges

      Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Sales for the three months ended June 30, 2017 were $63.9 million, a 44% increase over the comparable period in 2016 due principally to a 54% and 55% increase in silver and gold revenue, respectively, from the added capacity at the San Jose Mine as well as higher zinc and lead metal prices and lower treatment and refining charges.

Management’s Discussion and Analysis, page 8

	SALES AND REALIZED PRICES
	Six months ended June 30,
	2017			2016
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	40.3	88.9	129.2	29.7	54.5	84.3
Adjustments ($ million) *	0.3	(0.8)	(0.5)	0.8	2.1	2.9
Sales ($ million)	40.7	88.1	128.7	30.5	56.5	87.2

Silver
Provisional Sales (oz)	465,504	3,653,429	4,118,933	670,605	2,509,270	3,179,874
Realized Price ($/oz)**	17.28	17.38	17.37	15.69	15.89	15.85
Net Realized Price ($/oz)***	15.30	16.23	16.12	13.45	14.40	14.20
Gold
Provisional Sales (oz)	66	27,262	27,328	–	18,415	18,415
Realized Price ($/oz)**	1,259	1,239	1,239	–	1,237	1,237
Net Realized Price ($/oz)***	275	1,087	1,085	–	998	998
Lead
Provisional Sales (000’s lb)	14,163	–	14,163	18,372	–	18,372
Realized Price ($/lb)**	1.01	–	1.01	0.78	–	0.78
Net Realized Price ($/lb)***	0.87	–	0.87	0.58	–	0.58
Zinc
Provisional Sales (000’s lb)	21,645	–	21,645	21,903	–	21,903
Realized Price ($/lb)**	1.22	–	1.22	0.82	–	0.82
Net Realized Price ($/lb)***	0.97	–	0.97	0.46	–	0.46

* Adjustments consists of mark to market, final price adjustments, and final assay adjustments

**	Based on provisional sales before final price adjustments
***	Net after payable metal deductions, treatment, and refining charges

      Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Sales for the six months ended June 30, 2017 increased 48% to $128.7 million, over the comparable period in 2016. This increase was due to a 30% and 48% increase in silver and gold revenue, respectively, from the added capacity at the San Jose Mine as well as a 10% increase in realized silver price and lower treatment and refining charges.

Management’s Discussion and Analysis, page 9

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended June 30,				Six months ended June 30,
(Expressed in $ millions)	2017	%*	2016	%*	2017	%*	2016	%*
Operating income (loss)
Caylloma	$ 4.7	24%	$ 3.7	24%	$ 12.7	31%	$ 6.6	21%
San Jose	13.6	31%	10.6	37%	28.4	32%	21.1	37%
Corporate	(4.1)		(10.7)		(7.4)		(17.9)
Total	$ 14.2	22%	$ 3.6	8%	$ 33.8	26%	$ 9.8	11%

Adjusted EBITDA**
Caylloma	$ 7.3	37%	$ 5.6	36%	$ 17.4	43%	$ 10.3	34%
San Jose	23.1	52%	15.6	54%	46.4	53%	30.5	54%
Corporate	(4.1)		(10.5)		(7.4)		(17.8)
Total	$ 26.4	41%	$ 10.6	24%	$ 56.4	44%	$ 23.0	26%

Note: figures may not add due to rounding

* as a percentage of Sales

**refer to Non-GAAP financial measures

Operating Income for the three months ended June 30, 2017 was $14.2 million compared to $3.6 million for the comparable quarter in 2016 due to higher silver and gold production of 36% and 55% respectively, related to the 3,000 tpd plant expansion at the San Jose mine, as well as a $6.4 million decrease in general and administrative expenses due primarily to higher mark-to-market effects on the share-based payments in 2016. Operating income in the period was negatively affected by higher foreign exchange loss of $1.2 million on the strengthening Mexican Pesos against the U.S. dollar and $1.0 million write-down of plant and spare parts at Cuzcatlan.

Operating Income for the six months ended June 30, 2017 was $33.8 million compared to a $9.8 million for the comparable period in 2016 due to higher silver and gold production of 31% and 49% respectively, related to the expansion at the San Jose mine, as well as a $10.8 million decrease in general and administrative expenses due primarily to higher mark-to-market effects on the share-based payments in 2016. Operating income in the period was negatively affected by higher foreign exchange loss of $3.7 million on the strengthening Mexican Pesos against the U.S. dollar and $1.0 million write-down of plant and spare parts at Cuzcatlan.

Adjusted EBITDA for the three months ended June 30, 2017 was $26.4 million compared to $10.6 million for the comparable period in 2016 due primarily to the San Jose Mine plant expansion and lower general and administrative expenses as described above. Adjusted EBITDA margin at San Jose decreased slightly from 54% of sales in the second quarter of 2016 to 52% during the second quarter of 2017 as a result of a $1.1 million foreign exchange loss on the strengthening Mexican Pesos against the U.S. dollar and $1.9 million in negative sales adjustments compared to $0.7 million positive sales adjustments during the second quarter of 2016. Excluding these items, San Jose’s Adjusted EBITDA margin would have been 57%. Adjusted EBITDA margin as a percentage of sales at Caylloma increased from 36% in the second quarter of 2016 to 37% in the second quarter of 2017 as a result of higher base metal prices and lower treatment and refining charges and partially offset by higher unit cash cost of 20% and lower silver and lead head grade.

Management’s Discussion and Analysis, page 10

Adjusted EBITDA for the six months ended June 30, 2017 was $56.4 million compared to $23.0 million for the comparable period in 2016. Adjusted EBITDA at San Jose increased 52% over 2016 to $46.4 million while operating margins were steady at 53% of sales due mostly to the negative impact of a $3.2 million foreign exchange loss from remeasuring its Mexican Pesos denominated monetary balances to U.S. dollar. Adjusted EBITDA at Caylloma increased 69% to $17.4 million from the comparable period in 2016, while operating margins as a percentage of sales increased from 34% to 43%. The improvement was driven by higher base metal prices partially offset by higher unit cash cost of 9%.

	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
	Three months ended June 30,			Six months ended June 30,
$ millions	2017	2016	% Change	2017	2016	% Change
Operating mines SG&A	$ 1.4	$ 1.6	-13%	$ 3.0	$ 3.2	-6%
Corporate SG&A	3.4	2.5	36%	6.6	4.7	40%
Share-based payments	0.7	8.0	-91%	0.8	13.7	-94%
Workers’ participation	0.4	0.2	100%	0.8	0.4	100%
Total	$ 5.9	$ 12.3	-52%	$ 11.2	$ 22.0	-49%

Selling, general and administrative expenses for the three months ended June 30, 2017 decreased 52% to $5.9 million compared to $12.3 million for the comparable quarter in 2016. The decrease was due primarily to the higher mark-to-market effects on the share-based payments in the comparable quarter in 2016 due to a higher share price. Share-based payments decreased $7.3 million to $0.7 million. This was partially offset by higher corporate SG&A costs, in particular, audit, legal and consulting fees.

For the six months ended June 30, 2017, selling, general and administrative expenses decreased 49% to $11.2 million compared to $22.0 million for the comparable quarter in 2016. The decrease was due primarily to the higher mark-to-market effects on the share-based payments, in comparable period in 2016 due to a higher share price. Share-based payments decreased $12.9 million to $0.8 million from $13.7 million in the comparable period in 2016. This was partially offset by higher corporate SG&A costs, in particular, audit, legal and consulting fees.

Foreign exchange loss for the three months ended June 30, 2017 was $1.0 million compared to $0.1 million gain for the comparative period in 2016 due primarily to an unrealized foreign exchange loss on Mexican Peso denominated working capital accounts as the Mexico Peso strengthened approximately 5% against the U.S. dollar during the quarter.

Foreign exchange loss for the six months ended June 30, 2017 was $3.2 million compared to a $0.5 million foreign exchange gain for the comparative period in 2016 due primarily to an unrealized foreign exchange loss on Mexican Peso denominated working capital accounts as the Mexico Peso strengthened against the U.S. dollar during the first half of 2017.

Income tax expense for the three months ended June 30, 2017 was $5.8 million compared to $4.6 million for the comparable quarter in 2016 and is comprised of $8.8 million of current income tax expense (Q2 2016: $3.6 million) and $3.0 million of deferred income tax recovery (Q2 2016: $1.0 million deferred income tax expense). The effective tax rate for the second quarter of 2017 was 40%, which is higher than the statutory tax rate. The higher effective tax rate was due primarily to the San Jose Mine where the appreciation of the Mexican Pesos against the U.S. dollar negatively impacted San Jose’s operations resulting in foreign exchange losses on the remeasurement of Mexican Pesos denominated balances to the U.S. dollar, mining royalties and withholding taxes.

Management’s Discussion and Analysis, page 11

Income tax expense for the six months ended June 30, 2017 was $10.4 million compared to $7.6 million for the comparable period in 2016 and is comprised of $16.8 million of current income tax expense (2016: $7.5 million) and $6.4 million of deferred income tax recovery (2016: $0.1 million deferred income tax recovery). The effective tax rate for the six months ended June 30, 2017 was 32%.

Results of Operations

San Jose Mine Operating Results

San Jose is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended, June 30,		Six months ended, June 30,
Mine Production	2017	2016	2017	2016
Tonnes milled	268,456	185,080	535,724	364,189
Average tonnes milled per day	3,016	2,152	3,061	2,105

Silver
Grade (g/t)	238	226	232	233
Recovery (%)	92	92	92	92
Production (oz)	1,887,269	1,234,988	3,680,236	2,515,300
Metal sold (oz)	1,874,226	1,216,636	3,653,429	2,509,270
Realized price ($/oz)	17.30	16.84	17.38	15.89

Gold
Grade (g/t)	1.82	1.70	1.75	1.71
Recovery (%)	92	92	91	92
Production (oz)	14,410	9,246	27,526	18,407
Metal sold (oz)	14,222	9,174	27,262	18,415
Realized price ($/oz)	1,257	1,263	1,239	1,237

Unit Costs
Production cash cost (US$/oz Ag)*	1.03	2.54	1.18	2.45
Production cash cost (US$/tonne)	61.87	60.47	59.36	59.79
All-in sustaining cash cost (US$/oz Ag)*	7.67	8.62	7.15	8.66

* Net of by-product credits from gold

Production cash costs and All-in sustaining cash cost are Non-GAAP Financial Measures

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended, June 30,		Six months ended, June 30,
Financial Information (expressed in $000’s)	2017	2016	2017	2016
Sales	$ 44,057	$ 28,664	$ 88,090	$ 56,527
Operating income	13,560	10,553	28,432	21,133
Adjusted EBITDA	23,096	15,544	46,417	30,479
Sustaining capital expenditures	4,927	3,223	7,534	6,205
Non-sustaining capital expenditures	–	5,437	–	15,138
Brownfields exploration expenditures	2,120	1,495	4,077	3,117

Silver and gold production at San Jose for the three months ended June 30, 2017 increased 53% and 56% respectively to 1,887,269 and 14,410 ounces of silver and gold, respectively, compared to 1,234,988 and 9,246 ounces produced for the comparable quarter in 2016. The increases were the result of higher throughput from the plant expansion completed at the end of the second quarter of 2016 and increased head grades by 5% and 8% for silver and gold, respectively.

Management’s Discussion and Analysis, page 12

Cash cost per tonne of processed ore for the three months ended June 30, 2017 was $61.87 and was in line with the cash cost per tonne for the comparable period in 2016. Compared to annual guidance cash cost per tonne was 9% higher due mostly to short term variations. Cash cost per tonne for 2017 is expected to remain within 5% of annual guidance.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.15 for the first half of 2017 and was below the annual guidance of $8.40 as a result of higher gold credits and the timing of planned spending on sustaining capital.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, and all-in sustaining cash cost per payable ounce are non-GAAP financial measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Caylloma Mine Operating Results

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
Caylloma	Three months ended, June 30,		Six months ended, June 30,
Mine Production	2017	2016	2017	2016
Tonnes milled	131,974	129,958	261,343	247,149
Average tonnes milled per day	1,483	1,460	1,477	1,388

Silver
Grade (g/t)	64	89	66	96
Recovery (%)	85	86	85	86
Production (oz)	229,594	318,229	469,818	655,313
Metal sold (oz)	229,436	313,010	465,504	670,605
Realized price ($/oz)	17.24	16.73	17.28	15.69

Lead
Grade (%)	2.70	3.28	2.73	3.50
Recovery (%)	91	94	92	94
Production (000’s lbs)	7,170	8,825	14,381	17,932
Metal sold (000’s lbs)	7,127	8,752	14,163	18,372
Realized price ($/lb)	0.98	0.78	1.01	0.78

Zinc
Grade (%)	4.04	4.41	4.10	4.45
Recovery (%)	90	89	91	89
Production (000’s lbs)	10,613	11,202	21,430	21,591
Metal sold (000’s lbs)	10,943	11,376	21,645	21,903
Realized price ($/lb)	1.18	0.87	1.22	0.82

Unit Costs
Production cash cost (US$/oz Ag)*	(22.40)	(2.89)	(27.07)	(2.49)
Production cash cost (US$/tonne)	84.99	71.01	79.20	72.33
All-in sustaining cash cost (US$/oz Ag)*	(2.73)	6.39	(7.46)	5.73

* Net of by-product credits from gold, lead and zinc

Production cash costs and All-in sustaining cash cost are Non-GAAP Financial Measures

Management’s Discussion and Analysis, page 13

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended, June 30,		Six months ended, June 30,
Financial Information (expressed in $000’s)	2017	2016	2017	2016
Sales	$ 19,854	$ 15,821	$ 40,655	$ 30,650
Operating income	4,713	3,655	12,744	6,584
Adjusted EBITDA	7,388	5,560	17,323	10,306
Sustaining capital expenditures	2,401	1,559	4,866	2,729
Non-sustaining capital expenditures	–	573	–	2,269
Brownfields exploration expenditures	784	206	1,558	398
Greenfields exploration expenditures	–	180	–	180

Silver production for the three months ended June 30, 2017 was 229,594 ounces, while lead and zinc production was 7.2 million and 10.6 million pounds, respectively. These production figures were 28%, 19%, and 5% lower than the comparable period in 2016. Lower production for the second quarter was due to lower head grades by 28% for silver, 18% for lead, and 8% for zinc. Compared to plan, silver, lead, and zinc were 2%, 3%, and 5% above plan.

Cash cost per tonne of processed ore for the three months ended June 30, 2017 was $84.99, which was 20% above the $71.01 cash cost for the comparable quarter in 2016. The increase in cash cost per tonne included approximately $3.00 per tonne for non-recurring, retroactive payments to settle union wage increases, administrative charges and other items while higher energy, ground support and labour costs are expected to continue over the the following quarters. Compared to annual guidance cash cost per tonne in the second quarter was 12% higher than plan. Cash cost per tonne for full year 2017 is expected to remain within 5% of annual guidance.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was a negative $7.46 for the first half of the year and was significantly below the annual guidance of $10.80 due primarily to higher by-product credits. In spite of higher unit cash cost in the quarter, all-in cash cost is being positively impacted by substantially higher by-product credits.

Cash cost per payable ounce of silver, and cash cost per tonne of processed ore, and all-in sustaining cash cost per payable ounce are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis, page 14

Lindero Project

Lindero is an open pit, heap leach gold project with a completed 2016 feasibility study that has been granted all environmental and other major permits necessary to commence construction.

The Lindero Project is located in the Argentinian puna at an elevation of approximately 3,500 to 4,000 meters, 260 kilometers due west of Salta City. Drive time from Salta City to Lindero is approximately 7 to 7.5 hours over a road distance of 420 kilometers.

The Lindero deposit is a gold-rich porphyry system with minor content of copper. Based on the 2016 feasibility study Lindero is projected to be an 18,500 tpd open pit mine, with the following parameters for life-of-mine; head grade of 0.63 g/t, strip ratio of 1.22, and gold production of 1.15 million oz Au.

The Company is continuing with its basic engineering and mine plan optimization to mitigate certain sources of potential design and operational risk. The Company is working to advance the project to a construction decision by the third quarter of 2017.

Quarterly Information

The following table provides information for eight fiscal quarters up to June 30, 2017:

	Expressed in $000’s, except per share data
	Quarters ended
	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015
	(restated)
Sales	63,911	64,834	57,866	65,212	44,485	42,692	37,013	39,041
Mine operating income	22,211	27,183	20,721	28,414	15,917	15,554	10,332	10,333
Operating income (loss)	14,214	19,556	17,607	21,160	3,641	6,134	(20,572)	6,138
Net income (loss)	8,898	12,999	9,273	10,157	(1,390)	2,578	(17,290)	2,592

Basic EPS	0.06	0.08	0.06	0.08	(0.01)	0.02	(0.13)	0.02
Diluted EPS	0.06	0.08	0.08	0.07	(0.01)	0.02	(0.13)	0.02

Total assets	637,805	638,285	562,914	543,356	387,713	392,165	379,654	398,648
Long term bank loan	39,820	39,794	39,768	39,633	39,568	39,531	39,486	39,487
Other liabilities	882	761	3,544	5,241	4,798	2,889	4,620	4,353

Liquidity and Capital Resources

Cash Reserves

The Company had cash and short term investment reserves of $188.0 million, a $64.4 million increase from $123.6 million at December 31, 2016. Cash reserves consist of $34.1 million of cash and cash equivalent and short-term investments of $153.9 million. The increase in cash and short term investment reserves was primarily due to a $74.8 million bought deal equity financing which was completed in early February 2017 when the Company issued 11,873,750 common shares at a price of $6.30 per share for net proceeds of $70.9 million.

Management’s Discussion and Analysis, page 15

Working Capital

Working capital increased $78.0 million to $186.8 million at June 30, 2017 compared to $108.8 million of working capital at December 31, 2016. The increase in working capital was primarily due to the proceeds from the bought deal equity financing in the first quarter and slightly higher customer receivables, partially offset by a lower share based payments liability and income taxes payable.

Long-Term Debt

As of June 30, 2017, the Company had a $40.0 million term credit facility due on April 1, 2019. Interest on the term credit facility is calculated from the one, two, three, or six-month LIBOR plus a graduated margin based on the Company’s leverage ratio, and is payable monthly in arrears.

Subject to the various risks and uncertainties, the Company believes it will generate sufficient cash flows and has adequate cash to finance on-going operations, contractual obligations and planned capital and exploration investment programs.

Sensitivities

Sales are affected by fluctuations in metal prices beyond the Company’s control. The following table illustrates the sensitivity of the Company’s sales to a 10% change in metal prices:

Effect on Sales
Metal	Change	($000’s)
Silver	+/-10%	$ 18,444
Gold	+/-10%	$ 8,168
Lead	+/-10%	$ 3,076
Zinc	+/-10%	$ 4,576

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at the date of this MD&A, the Company has hedged 7,877 tonnes of zinc and 5,989 tonnes of lead representing 50% of its Caylloma zinc and lead production until June 2018.

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are impacted by changes in the value of the USD relative to local currencies in the countries where the Company operates. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

Management’s Discussion and Analysis, page 16

The following table illustrate the Company’s sensitivities to certain currencies and the impact the fluctuation in exchange rates, will have on foreign denominated financial assets and liabilities:

Effect on foreign
denominated
items
Currency	Change	($000’s)
Mexican Peso	+/-10%	$ (2,130)
Peruvian Soles	+/-10%	$ (1,072)
Argentinian Peso	+/-10%	$ 42
Canadian Dollar	+/-10%	$ (455)

Contractual Obligations

The Company expects the following maturities of its financial liabilities, finance leases, and other contractual commitments:

	Expected payments due by period as at June 30, 2017
	Less than			After
Expressed in $000’s	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$ 36,030	$ –	$ –	$ –	$ 36,030
Bank loan	–	40,000	–	–	40,000
Derivative liabilities	66	–	–	–	66
Income tax payable	9,248	–	–	–	9,248
Finance lease obligations	2,006	–	–	–	2,006
Other liabilities	–	882	–	–	882
Operating leases	617	1,110	886	–	2,613
Closure provisions	1,331	3,580	4,088	5,712	14,711
	$ 49,298	$ 45,572	$ 4,974	$ 5,712	$ 105,556

Operating leases include leases for office premises and for computer and other equipment used in the normal course of business.

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine. Under the contract, the seller is obligated to deliver a “maximum committed demand” (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of “Force Majeure”. The contract period is 15 years and expires in 2022, after which it is automatically renewed for an additional two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

In December 2016, the Company entered into an option agreement with an unrelated party to acquire 6,756 mineral claims in north west Nevada, USA, totaling 239,128 acres (96,773 hectares). The Company is committed to spend $700 for a drilling program within 24 months after receipt of drill permits. The first permit was issued in June 2017.

Management’s Discussion and Analysis, page 17

Capital Commitments (expressed in $000’s)

As at June 30, 2017, the Company had the following capital commitments expected to be expended within one year:

-     $420 for plant and mine equipment purchases at the Caylloma property,

-     $407 for metallurgical tests and lab fees at the Lindero property,

-     $1,729 for the filtration plant at the San Jose property,

-     $395 for plant and mine equipment purchases at the San Jose property.

Related Party Transactions

(a) Purchase of Goods and Services (expressed in $000’s)

The Company shares office space, personnel and other administrative services with Gold Group Management Inc. (“GGMI”) and Mill Street Services Ltd for consulting services, related by a director in common. During the three and six months ended June 30, 2017 and 2016, GGMI provided the following services to the Company:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Salaries and wages	$ 33	$ 41	$ 104	$ 91
General and administrative expenses	39	(4)	131	75
	$ 72	$ 37	$ 235	$ 166

The Company has outstanding balances payable with Gold Group Management Inc. of $26 as at June 30, 2017 (December 31, 2016 $10). Amounts due to related parties are due on demand, and are unsecured.

(b)	Private Placement (expressed in $000’s)

In June 2016, the Company acquired 10 million units of Medgold Resources Corp. (the “Medgold Units”) for $1,165. Each unit consisted of one common share of Medgold and one warrant entitling Fortuna to purchase one additional common share of Medgold at C$0.15 until June 17, 2017. Upon acquisition, the Medgold common shares and the Medgold warrants were accounted for as separate financial assets, and are presented on the statement of financial position within marketable securities. Fair value changes on the Medgold common shares were charged to other comprehensive income, and fair value changes on the Medgold warrants were charged to profit or loss.

In February 2017, the Company exercised the Medgold warrants resulting in the Company holding a 24% equity interest in Medgold and commenced accounting for its investment in Medgold using the equity method (note 7 of the unaudited, condensed consolidated interim financial statements).

Management’s Discussion and Analysis, page 18

Key Management Personnel

	Three months ended		Six months ended
	June 30,		June 30,
(expressed in $000’s)	2017	2016	2017	2016
Salaries and short term employee benefits	$ 1,731	$ 1,454	$ 2,568	$ 2,322
Directors fees	138	102	237	193
Consulting fees	33	35	67	68
Share-based payments	690	7,733	781	13,178
	$ 2,592	$ 9,324	$ 3,653	$ 15,761

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

New Accounting Pronouncements

In 2014, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which will replace IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 does not replace the requirements for portfolio fair value hedge accounting for interest rate risk (often referred to as the “macro hedge accounting” requirements) since this phase of the project was separated from the IFRS 9 project due to the longer-term nature of the macro hedging project which is currently at the discussion paper phase of the due process. The Company has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

In 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which provides guidance on the nature, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The effective date of this standard is January 1, 2018, with earlier adoption permitted. The Company is in the process of analyzing all its contracts with customers with respect to the application of IFRS 15, however, management does not believe it will change the point of revenue recognition or materially change the amount of revenue recognized compared to how we recognize revenue under our current policies.

Our revenues involve a relatively limited number of types of contracts and customers. In addition, our revenue contracts do not involve multiple types of performance obligations. Revenues from concentrates are recognized as provisional sales, at the time the metals sold and delivered to the customer. Provisional sales are marked to market at the end of each period and adjusted for final settlement.

In 2016, the IASB issued IFRS 16 (“IFRS 16”), Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company will be developing a transition plan for this new standard by the end of 2017. The effect of the implementation of IFRS 16 is expected to increase plant and equipment and related debt amounts.

Management’s Discussion and Analysis, page 19

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. These estimates and judgments are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ materially from the amounts included in the financial statements. For complete discussion for accounting estimates and judgments deemed most critical to the Company, refer to the Company’s annual 2016 Management’s Discussion and Analysis.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at August 11, 2017 is 159,223,498 common shares. In addition, 2,064,840 incentive stock options, restricted share units for equity, and warrants are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date
Warrants	344,462	$6.01	October 31, 2018

Incentive Stock Options:	122,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
	569,933	$4.79	March 18, 2020
	617,694	$6.35	May 28, 2022
	1,329,627

Share-Settled RSUs:	390,751	n/a	May 29, 2020

Total outstanding	2,064,840

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Management’s Discussion and Analysis, page 20

Based on management’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as at June 30, 2017.

    Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with the International Financial Reporting Standards. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

    Control Framework

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

    Evaluation

The Company’s CEO and CFO in its evaluation of the internal controls over financial reporting had concluded that material weaknesses existed as of December 31, 2016, relating to the Effectiveness of Risk Assessment, Design and Implementation of Control Activities and Monitoring Activities. As at the date of this MD&A, the Company is in the process of completing its remediation of its material weaknesses that existed as at December 31, 2016.

    Remediation Plan and Activities

Remediation of the material weaknesses is underway and its remediation plan includes the following actions:

●	A Vice-President of Finance and Accounting, an Internal Controls Manager and a Tax Manager have been hired as part of the remediation plan;
●	Engagement of an external ICFR specialist to assist in the documentation and review of its internal controls;
●	A risk assessment has been completed. The Company is in the process of redesigning and implementing internal controls over financial reporting pursuant to the COSO 2013 Framework; and
●	Final stages of the redesign of general information technology controls over user access privileges, unauthorized access and segregation of duties.

    Changes in Internal Control over Financial Reporting

Other than those described above, there have been no changes in the Company’s internal control over financial reporting during the period ended June 30, 2017, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various non-GAAP financial measures, including cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cash cost per tonne; all-in sustaining cash cost; all-in cash cost per payable ounce; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA.

Management’s Discussion and Analysis, page 21

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the silver mining industry as benchmarks for performance. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

    Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three and six months ended June 30, 2017 and 2016.

		CONSOLIDATED MINE CASH COST
Expressed in $‘000’s, except unit costs			YTD		YTD
		Q2 2017	Q2 2017	Q2 2016	Q2 2016

Cost of sales		41,700	79,351	28,568	55,706
Add (subtract):
Change in concentrate inventory		35	295	117	(482)
Depletion and depreciation in concentrate inventory		(7)	(110)	(45)	113
Commercial and government royalties and mining taxes		(905)	(1,951)	(457)	(918)
Workers participation		(1,808)	(3,275)	(825)	(1,715)
Depletion and depreciation		(11,190)	(21,808)	(6,938)	(13,053)

Cash cost	A	27,825	52,502	20,420	39,651

Cash cost	A	27,825	52,502	20,420	39,651
Add (subtract):
By-product credits from gold, lead and zinc		(32,245)	(63,140)	(20,038)	(38,750)
Refining charges		1,419	2,773	1,776	3,501

Cash cost, net of by product credits	B	(3,000)	(7,864)	2,158	4,402

Payable ounces of silver production	C	2,048,765	4,022,816	1,495,237	3,050,182

Cash cost per ounce of payable silver ($/oz)	=B/ C	$ (1.46)	$ (1.95)	$ 1.44	$ 1.44

Management’s Discussion and Analysis, page 22

		SAN JOSE MINE CASH COST
Expressed in $‘000’s, except unit costs			YTD		YTD
		Q2 2017	Q2 2017	Q2 2016	Q2 2016

Cost of sales		27,211	52,782	17,068	32,893
Add (subtract):
Change in concentrate inventory		147	74	124	218
Depletion and depreciation in concentrate inventory		(51)	(38)	(45)	(84)
Commercial and government royalties and mining taxes		(669)	(1,467)	(269)	(546)
Workers participation		(1,581)	(2,726)	(649)	(1,366)
Depletion and depreciation		(8,448)	(16,822)	(5,037)	(9,341)

Cash cost	A	16,609	31,803	11,192	21,774

Total processed ore (tonnes)	B	268,456	535,724	185,080	364,190

Cash cost per tonne of processed ore ($/t)	=A/ B	$ 61.87	$ 59.36	$ 60.47	$ 59.79

Cash cost	A	16,609	31,803	11,192	21,774
Add (subtract):
By-product credits from gold, lead and zinc		(15,925)	(29,911)	(9,458)	(18,368)
Refining charges		1,201	2,327	1,299	2,544

Cash cost, net of by product credits	B	1,885	4,219	3,033	5,950

Payable ounces of silver production	C	1,830,651	3,576,490	1,192,920	2,427,635
Cash cost per ounce of payable silver ($/oz)	=B/ C	$ 1.03	$ 1.18	$ 2.54	$ 2.45

Mining cost per tonne		34.65	33.30	32.24	31.97
Milling cost per tonne		15.95	16.23	15.73	14.72
Indirect cost per tonne		6.04	5.65	7.87	7.77
Community relations cost per tonne		1.47	0.89	1.11	1.75
Distribution cost per tonne		3.76	3.29	3.52	3.58

Total cash production cost per tonne		61.87	59.36	60.47	59.79

Management’s Discussion and Analysis, page 23

		CAYLLOMA MINE CASH COST
Expressed in $‘000’s, except unit costs			YTD		YTD
		Q2 2017	Q2 2017	Q2 2016	Q2 2016

Cost of sales		14,489	26,569	11,500	22,813
Add (subtract):
Change in concentrate inventory		(112)	221	(7)	(700)
Depletion and depreciation in concentrate inventory		44	(72)	–	197
Commercial and government royalties and mining taxes		(236)	(484)	(188)	(372)
Workers participation		(227)	(549)	(176)	(349)
Depletion and depreciation		(2,742)	(4,986)	(1,901)	(3,712)

Cash cost	A	11,216	20,699	9,228	17,877

Total processed ore (tonnes)	B	131,974	261,343	129,958	247,150

Cash cost per tonne of processed ore ($/t)	=A/ B	$ 84.99	$ 79.20	$ 71.01	$ 72.33

Cash cost	A	11,216	20,699	9,228	17,877
Add (subtract):
By-product credits from gold, lead and zinc		(16,320)	(33,229)	(10,580)	(20,382)
Refining charges		219	447	477	957

Cash cost, net of by product credits	B	(4,885)	(12,083)	(875)	(1,548)

Payable ounces of silver production	C	218,114	446,326	302,317	622,547
Cash cost per ounce of payable silver ($/oz)	=B/ C	$ (22.40)	$ (27.07)	$ (2.89)	$ (2.49)

Mining cost per tonne		44.79	41.15	36.00	36.45
Milling cost per tonne		14.40	13.63	11.87	12.06
Indirect cost per tonne		17.98	16.70	14.16	14.09
Community relations cost per tonne		0.13	0.14	0.10	0.06
Distribution cost per tonne		7.68	7.58	8.88	9.67

Total cash production cost per tonne		84.98	79.20	71.01	72.33

Management’s Discussion and Analysis, page 24

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver

The Company believes that “all-in-sustaining cash cost” and “all-in cash cost” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate free cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining definition to that set out in the guidance issued by the World Gold Council (“WGC,”), a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

All-in-sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations, less by-product credits to calculate the cash cost. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are also not included. We report this measure on a silver ounce sold basis.

The following tables show a breakdown of the all-in sustaining cash cost per ounce for the three and six months ended June 30, 2017 and 2016:

	CONSOLIDATED MINE ALL-IN CASH COST
		YTD		YTD
Expressed in $‘000’s, except unit costs	Q2 2017	Q2 2017	Q2 2016	Q2 2016

Cash cost applicable, net of by product credits	(3,000)	(7,864)	2,158	4,402
Commercial and government royalties and mining tax	2,621	4,978	1,036	2,397
Workers’ participation	2,250	4,065	1,008	2,122
Selling, general and administrative expenses (operations)	1,345	3,032	1,512	3,229

Adjusted operating cash cost	3,216	4,211	5,714	12,150
Selling, general and administrative expenses (corporate)	3,369	6,552	2,473	4,650
Sustaining capital expenditures1	7,360	12,432	4,782	8,934
Brownfields exploration expenditures1	2,904	5,635	1,701	3,515

All-in sustaining cash cost	16,849	28,830	14,670	29,249
Exploration and evaluation expenses	63	152	75
Non-sustaining capital expenditures1	2,735	4,625	6,010	17,407

All-in cash cost	19,647	33,607	20,755	46,831
Payable ounces of silver production	2,048,765	4,022,816	1,495,237	3,050,182

All-in sustaining cash cost per payable ounce of silver	$ 8.22	$ 7.17	$ 9.81	$ 9.59

All-in cash cost per ounce of payable silver	$ 9.59	$ 8.35	$ 13.88	$ 15.35

[1] presented on a cash basis

Management’s Discussion and Analysis, page 25

	SAN JOSE MINE ALL-IN CASH COST
		YTD		YTD
Expressed in $‘000’s, except unit costs	Q2 2017	Q2 2017	Q2 2016	Q2 2016

Cash cost applicable, net of by product credits	1,885	4,219	3,033	5,950
Commercial and government royalties and mining tax	2,385	4,494	848	2,025
Workers’ participation	1,979	3,410	811	1,707
Selling, general and administrative expenses (operations)	752	1,840	868	2,027

Adjusted operating cash cost	7,001	13,963	5,560	11,709
Sustaining capital expenditures[1]	4,927	7,534	3,223	6,205
Brownfields exploration expenditures[1]	2,120	4,077	1,495	3,117

All-in sustaining cash cost	14,048	25,574	10,278	21,031
Exploration and evaluation expenses	16	65	(37)
Non-sustaining capital expenditures[1]	–	–	5,437	15,138

All-in cash cost	14,064	25,639	15,678	36,170
Payable ounces of silver production	1,830,651	3,576,490	1,192,920	2,427,635

All-in sustaining cash cost per ounce of payable silver	$ 7.67	$ 7.15	$ 8.62	$ 8.66

All-in cash cost per ounce of payable silver	$ 7.68	$ 7.17	$ 13.14	$ 14.90

[1] presented on a cash basis

	CAYLLOMA MINE ALL-IN CASH COST
		YTD		YTD
Expressed in $‘000’s, except unit costs	Q2 2017	Q2 2017	Q2 2016	Q4 2016

Cash cost applicable, net of by product credits	(4,885)	(12,083)	(875)	(1,548)
Commercial and government royalties and mining tax	236	484	188	372
Workers’ participation	275	655	210	415
Selling, general and administrative expenses (operations)	593	1,192	644	1,202

Adjusted operating cash cost	(3,781)	(9,752)	167	441
Sustaining capital expenditures1	2,401	4,866	1,559	2,729
Brownfields exploration expenditures1	784	1,558	206	398

All-in sustaining cash cost	(596)	(3,328)	1,932	3,568
Non-sustaining capital expenditures1	–	–	573	2,269

All-in cash cost	(596)	(3,328)	2,505	5,837
Payable ounces of silver production	218,114	446,326	302,317	622,547

All-in sustaining cash cost per ounce of payable silver	$ (2.73)	$ (7.46)	$ 6.39	$ 5.73

All-in cash cost per ounce of payable silver	$ (2.73)	$ (7.46)	$ 8.29	$ 9.38

[1] presented on a cash basis

Management’s Discussion and Analysis, page 26

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Expressed in $ millions
	Three months ended June 30,		Six months ended June 30,

	2017	2016	2017	2016

NET INCOME FOR THE PERIOD	$ 8.9	$ (1.4)	$ 21.9	$ 1.2
Items of note, net of tax:
(Gain) loss on financial instruments	(0.4)	(0.1)	0.7	(0.1)
Write-down of inventories	0.4	–	0.4	–
Write-down of plant and equipment	0.3	–	0.3	–

Adjusted Net Income*	$ 9.2	$ (1.5)	$ 23.3	$ 1.1

* a non-GAAP financial measure

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The following other financial measures are used: operating cash flow per share before changes in working capital, and adjusted EBITDA. These terms described and presented below do not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

Management’s Discussion and Analysis, page 27

Adjusted EBITDA

	ADJUSTED EBITDA
	Three months ended June 30,		Six months ended June 30,
Expressed in $‘000’s	2017	2016	2017	2016

Net Income	$ 8,898	$ (1,390)	$ 21,897	$ 1,188
Add back:
Net finance items	(571)	455	1,064	1,000
Depreciation, depletion, and amortization	11,300	6,976	22,037	13,206
Income taxes	5,818	4,576	10,395	7,587
Share of loss of equity-accounted investee	(24)	–	41	–
Other operating expenses	1,011	(4)	1,007	(4)

Adjusted EBITDA	$ 26,432	$ 10,613	$ 56,441	$ 22,977

Cash Generated by Operating Activities Before Changes in Working Capital

	OPERATING CASH FLOW PER SHARE BEFORE CHANGES IN WORKING CAPITAL
	Three months ended June 30,		Six months ended June 30,
Expressed in $ 000’s	2017	2016	2017	2016
Net income for the period	$8,898	$(1,390)	$21,897	$1,188
Items not involving cash	19,977	11,638	35,958	20,858
	28,875	10,248	57,855	22,046
Income taxes paid	(11,850)	(2,720)	(22,056)	(8,385)
Interest expense paid	(454)	(305)	(905)	(736)
Interest income received	146	132	266	147
Cash generated by operating activities before changes in working capital	$16,717	$7,355	$35,160	$13,072

Divided by
Weighted average number of shares (‘000’s)	159,223	130,552	156,544	129,943
Operating cash flow per share before changes in working capital	$0.10	$0.06	$0.22	$0.10

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information Form for the year ended December 31, 2016 available at www.sedar.com and www.sec.gov/edgar.shtml.

Management’s Discussion and Analysis, page 28

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

●	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

●	production rates at the Company’s properties;

●	cash cost estimates;

●	timing for delivery of materials and equipment for the Company’s properties;

●	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

●	the Company’s planned processing and estimated major investments for mine development and brownfields exploration at the San Jose Mine during 2016;

●	the Company’s planned processing and estimated major investments for mine development, plant optimization and brownfields exploration at the Caylloma Mine during 2016;
●	the Company’s plans for development of the Lindero Project;

●	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

●	expiry dates of bank letters of guarantee;
●	estimated mine closure costs; and
●	management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

●	uncertainty of mineral resource and reserve estimates;
●	risks associated with mineral exploration and project development;
●	operational risks associated with mining and mineral processing;
●	uncertainty relating to concentrate treatment charges and transportation costs;
●	uncertainty relating to capital and operating costs, production schedules, and economic returns;
●	uncertainties relating to general economic conditions;
●	competition;
●	substantial reliance on the Caylloma and San Jose mines for revenues;

Management’s Discussion and Analysis, page 29

●	risks related to the integration of businesses and assets acquired by the Company;
●	risks associated with potential legal proceedings;
●	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
●	fluctuations in metal prices;
●	risks associated with entering into commodity forward and option contracts for base metals production;
●	environmental matters including potential liability claims;
●	reliance on key personnel;
●	potential conflicts of interest involving the Company’s directors and officers;
●	property title matters;
●	dilution from further equity financing;
●	currency exchange rate fluctuations;
●	adequacy of insurance coverage;
●	sufficiency of monies allotted for land reclamation; and
●	potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

●	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
●	there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;
●	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
●	expected trends and specific assumptions regarding metal prices and currency exchange rates;
●	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
●	production forecasts meeting expectations; and
●	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Management’s Discussion and Analysis, page 30

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Readers are cautioned not to assume that resources will ever be converted into reserves. Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management’s Discussion and Analysis, page 31